FORM 11

NOTICE OF PROPOSED STOCK OPTION GRANT OR AMENDMENT

Name of Listed Issuer: IM Cannabis Corp. (the "Issuer").

Trading Symbol: IMCC

Date: December 17, 2020

1. New Options Granted:

Date of Grant: December 15, 2020

Name of Optionee	Position (Director/ Officer/ Employee/ Consultant/ Management Company	Insider Yes or No?	No. of Optioned Shares	Exercise Price	Expiry Date	No. of Options Granted in Past 12 Months
Shimrit Pitchon	Consultant	No	10,000	$2.14	December 15, 2025	0
Yael Asael	Consultant	No	20,000	$2.14	December 15, 2025	0
Dana Epstein	Consultant	No	20,000	$2.14	December 15, 2025	0
Daniel Saperson	Consultant	No	5,000	$2.14	December 15, 2025	0
Ishai Safian	Employee	No	15,000	$2.14	December 15, 2025	0

Total Number of optioned shares proposed for acceptance: 70,000.

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT OR AMENDMENT

January 2015

2. Other Presently Outstanding Options:

Name of Optionee	No. of Optioned Shares(1)	Exercise Price	Original Date of Grant	Expiry Date
Olaf Rosenthal	50,000	$1.78	October 23, 2020	October 23, 2025
Christian Hauck	50,000	$1.78	October 23, 2020	October 23, 2025
Yuval Nachshon	15,000	$1.78	October 23, 2020	October 23, 2025
Bar Abelis	15,000	$1.78	October 23, 2020	October 23, 2025
Stass Shliniik	40,000	$1.45	July 17, 2020	July 17, 2025
Shaked Shuster	15,000	$1.45	July 17, 2020	July 17, 2025
Yaron Berger	500,000	$1.00	June 9, 2020	June 9, 2025
Doron Reznik	500,000	$1.00	June 9, 2020	June 9, 2025
Tomer Oved	75,000	$1.00	June 9, 2020	June 9, 2025
Sivan Adler	15,000	$1.00	June 9, 2020	June 9, 2025
Yael Oz Carmon	90,000	$1.00	June 9, 2020	June 9, 2025
Anna Taranko	75,000	$1.00	June 9, 2020	June 9, 2025
Francesco Bisceglia	75,000	$1.00	June 9, 2020	June 9, 2025
Vivian Bercovici	360,000	$1.00	June 9, 2020	June 9, 2025
Refael Gabay	360,000	$1.00	June 9, 2020	June 9, 2025
Roy Kait	120,000	$1.00	June 9, 2020	June 9, 2025
Oren Shuster	250,000	$1.00	June 9, 2020	June 9, 2025
Rivka Stern	100,000	$1.00	June 9, 2020	June 9, 2025
Ben Brownstein	25,000	$1.00	June 9, 2020	June 9, 2025
Liat Mika Noy	5,000	$1.00	June 9, 2020	June 9, 2025
Yael Harrosh	150,000	$1.00	June 9, 2020	June 9, 2025
Sharon Karuz	5,000	$1.00	June 9, 2020	June 9, 2025
Amir Dvora	25,000	$1.00	June 9, 2020	June 9, 2025
Shai Shemesh	150,000	$1.00	June 9, 2020	June 9, 2025
Ziva Kampinsky	5,000	$1.00	June 9, 2020	June 9, 2025
Amir Goldstein	832,750	$0.40	October 11, 2019	January 4, 2029
Roy Kait	500,000	$0.40	October 11, 2019	January 4, 2029
Oren Shuster	2,000,000	$0.40	October 11, 2019	January 4, 2029
Rivka Stern	159,900	$0.40	October 11, 2019	January 4, 2029
Ryan Walsh	360,000	$0.40	October 11, 2019	September 11, 2029
Ben Brownstein	300,000	$0.40	October 11, 2019	January 4, 2029
Liat Mika Noy	50,000	$0.40	October 11, 2019	September 11, 2029

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT OR AMENDMENT

January 2015

Marc Lustig	2,700,000	$0.40	October 11, 2019	September 11, 2029
Yael Harrosh	200,000	$0.40	October 11, 2019	January 4, 2029
Sharon Karuz	10,000	$0.40	October 11, 2019	January 4, 2029
Amir Dvora	300,000	$0.40	October 11, 2019	February 3, 2029
Shai Shemesh	250,000	$0.40	October 11, 2019	April 7, 2029
Ziva Kampinsky	10,000	$0.40	October 11, 2019	May 13, 2029
Keren Reuveni	30,000	$0.40	October 11, 2019	August 11, 2029
Mell Willson	30,000	$0.40	October 11, 2019	August 11, 2029
Lior Holtzman	30,000	$0.40	October 11, 2019	August 11, 2029
Shai Filo	30,000	$0.40	October 11, 2019	August 11, 2029
Ben Gabai	30,000	$0.40	October 11, 2019	August 11, 2029
Yoav Shiloni	30,000	$0.40	October 11, 2019	August 11, 2029
Aviv Ben-Ami	30,000	$0.40	October 11, 2019	August 11, 2029
Liz On	10,000	$0.40	October 11, 2019	August 11, 2029
Lea-Shira Weizner	5,831	$0.40	October 11, 2019	August 11, 2029
Omri Tzadok	10,000	$0.40	October 11, 2019	August 11, 2029
Or Hilel	10,000	$0.40	October 11, 2019	August 11, 2029
Korin Avrahami	10,000	$0.40	October 11, 2019	August 11, 2029
Rotem Tzadok	10,000	$0.40	October 11, 2019	August 11, 2029
Nitzan Shalem	10,000	$0.40	October 11, 2019	August 11, 2029
Shai Goldin	10,000	$0.40	October 11, 2019	August 11, 2029
Oded Natan	10,000	$0.40	October 11, 2019	August 11, 2029
Richard Balla	150,000	$0.40	October 11, 2019	July 30, 2029
Steven Mintz	1,000,000	$0.40	October 11, 2019	September 11, 2029
Tehila Cohen	10,000	$0.40	October 11, 2019	September 11, 2029
Balu Gopalakrishnan	16,000	$1.05	October 11, 2019	October 9, 2022
LodeRock Advisors Inc.	350,000	$1.05	October 11, 2019	October 11, 2029

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT OR AMENDMENT

January 2015

(1) Set out number of optioned shares for each grant with different terms.

3.  Additional Information

(a) If shareholder approval was required for the grant of options (including prior approval of a stock option plan), state the date that the shareholder meeting approving the grant was or will be held. March 16, 2020

(b) State the date of the news release announcing the grant of options. N/A

(c) State the total issued and outstanding share capital at the date of grant or amendment. 159,063,128 common shares

(d) State, as a percentage of the issued and outstanding shares of the Issuer indicated in (c) above, the aggregate number of shares that are subject to incentive stock options, including new options, amended options and other presently outstanding options. 7.94%

(e) If the new options are being granted pursuant to a stock option plan, state the number of remaining shares reserved for issuance under the plan. 3,271,831

(f) If the Issuer has completed a public distribution of its securities within 90 days of the date of grant, state the per share price paid by the public investors. N/A

(g) Describe the particulars of any proposed material changes in the affairs of the Issuer. N/A

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT OR AMENDMENT

January 2015

(h) If the new options are being granted pursuant to a stock option plan, state the number of remaining shares reserved for issuance under the plan. 3,271,831

4. Certificate of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 11 Notice of Proposed Stock Option Grant or Amendment is true.

Dated December 17 2020.
Oren Shuster
Name of Director or Senior Officer

"Oren Shuster"
Signature

Chief Executive Officer
Official Capacity

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT OR AMENDMENT

January 2015